

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2011

Guillermo Reda
Chief Financial Officer
YPF Sociedad Anónima
C1106BKK
Ciudad Autónoma de Buenos Aires
Argentina

> **Re: YPF Sociedad Anónima**
> **Registration Statement on Form F-3**
> **Filed November 26, 2010**
> **File No. 333-170848**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 29, 2010**
> **File No. 1-12102**

Dear Mr. Reda:

We have reviewed your filing and your response letter dated January 7, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Risk Factors, page 7

The oil and gas industry is subject to particular economic and operation risks, page 11

1.   We note your response to comment one from our letter dated December 22, 2010 and your response to comment one from our letter dated September 28, 2010. Please amend your disclosure to discuss your insurance coverage, limits, and exclusions as provided in your responses. Include the amounts of your insurance limits and deductibles.

2.   In regards to the procedures applicable to the Neptune field consortium, please provide disclosure in your amendment to indicate how many of the contractors carry insurance

coverage for worker compensation, employers liability, commercial general liability and automobile liability.

3. We note your response to comment two from our letter dated December 22, 2010 and your response to comment two from our letter dated September 28, 2010. Include in your amendment a discussion of the remediation plans and procedures you have in place to deal with an oil spill or leak from one of your offshore operations. Please quantify the resources available to you under the agreement. Identify additional resources available to you should the resources provided by the agreement be insufficient to deal with an offshore spill or leak for which you are held liable. Quantify the resources you will need to provide in order to maintain and operate your Response Operations Centers.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Nicholas A. Kronfeld, Esq.
(via facsimile)